Exhibit (a)(1)(F)

NOTICE OF REPURCHASE RIGHT

To the Holders of

LECROY CORPORATION

4.00% Convertible Senior Notes due 2026

CUSIP 52324WAA7, 52324WAB5

NOTICE IS HEREBY GIVEN pursuant to the Section 11.01(b) of the Indenture, dated as of October 12, 2006 (the “Indenture”), by and between LeCroy Corporation, as Issuer (the “Company”), and U.S. Bank National Association (as trustee), organized and existing under the laws of the United States of America (the “Paying Agent”), relating to the 4.00% Convertible Senior Notes due 2026 of the Company (the “Notes”), that at the option of each holder thereof (the “Holder”), each Note surrendered by the Holder in accordance with this Amended and Restated Notice of Repurchase Right (this “Amended Notice of Repurchase Right”) will be repurchased by the Company for $1,000 per $1,000 principal amount of the Notes so surrendered, plus accrued and unpaid interest to, but excluding, the Repurchase Date (as defined below) (such price, the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes, and this Amended Notice of Repurchase Right, including the accompanying Repurchase Notice (the “Repurchase Right”). The Repurchase Price will be payable through the facilities of The Depository Trust Company, New York, New York (“DTC”) promptly following the Repurchase Date. If all outstanding Notes are surrendered for repurchase, the aggregate Repurchase Price will be $29,650,000 plus $593,000 in accrued and unpaid interest to, but excluding, the Repurchase Date. Unless the Company defaults in making payment of the Repurchase Price, any interest (including Additional Interest, if any) on Notes surrendered for repurchase will cease to accrue on and after the Repurchase Date. Holders may surrender their Notes from 9:00 a.m., New York City time, on September 16, 2011 through 5:00 p.m., New York City time, on October 17, 2011. All capitalized terms used but not specifically defined herein have the meanings given to such terms in the Indenture.

To exercise your option to have the Company repurchase the Notes and receive payment of the Repurchase Price in respect of such Notes, you must validly deliver the enclosed repurchase notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such Repurchase Notice), no later than 5:00 p.m., New York City time, on Monday, October 17, 2011 (the “Expiration Date”), which is the close of business on the first Business Day following the Repurchase Date, October 15, 2011 (the “Repurchase Date”).

The Notes are not currently eligible for conversion. Prior to the maturity date and when the Notes are convertible, Holders may surrender Notes to U.S. Bank National Association (the “Conversion Agent”) for shares of the Company’s common stock at a rate of 68.7285 shares per $1,000 face amount of the Notes (subject to adjustment in accordance with the terms of the Indenture).

Notes as to which a Repurchase Notice has been given by the Holder may be converted only if the election has been withdrawn by the holder in accordance with the terms of the Indenture; provided that the Notes are otherwise convertible in accordance with Section 13.01 of the Indenture. The Holder shall have the right to withdraw any Notes surrendered prior to 5:00 p.m., New York City time, on the Expiration Date. The right of Holders to submit a Repurchase Notice in order to surrender the Securities in the Repurchase Right expires at 5:00 p.m., New York City time, on the Expiration Date. Holders must also surrender their Notes to the Paying Agent before receiving any Repurchase Price for any Note with respect to which a Repurchase Notice has been validly submitted and not withdrawn.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE ELECTION TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Paying Agent and the Conversion Agent is as follows:

In Person or Overnight Mail	By Registered or Certified Mail:
U.S. Bank National Association	U.S. Bank National Association
Corporate Trust Services Attn: Specialized Finance 60 Livingston Avenue St. Paul, MN 55107-2292 Tel: (800) 934-6802	Corporate Trust Services Attn: Specialized Finance 60 Livingston Avenue St. Paul, MN 55107 Tel: (800) 934-6802

Additional copies of this Amended Notice of Repurchase Right may be obtained from the Paying Agent at its address set forth above.

Dated: September 12, 2011	LeCroy Corporation

Redemption payments may be subject to backup withholding at the rate of 28% unless the Paying Agent has the correct taxpayer identification number (social security or employer identification number) or exemption certificate of the payee. Please furnish a properly completed Substitute Form W-9 or exemption certificate or equivalent when presenting your securities.

No person has been authorized to give any information or to make any representations other than those contained in this Amended Notice of Repurchase Right and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Amended Notice of Repurchase Right and accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Amended Notice of Repurchase Right shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own legal, financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Repurchase Right. To understand the Repurchase Right fully and for a more complete description of the terms of the Repurchase Right, we urge you to read carefully the remainder of this Amended Notice of Repurchase Right and the accompanying Repurchase Notice because those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

•	Who is offering to repurchase my Notes?

LeCroy Corporation, a Delaware corporation (the “Company”), is offering to repurchase your validly surrendered 4.00% Convertible Senior Notes due 2026 (the “Notes”). (Page 4)

•	What securities are you seeking to repurchase?

The Company is offering to repurchase all of the Notes surrendered, at the option of the Holder thereof (the “Holder”). As of September 7, 2011, there were $29,650,000 aggregate principal amount of Notes outstanding. The Notes were issued pursuant to an Indenture (the “Indenture”), dated October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee. U.S. Bank National Association also acts as Paying Agent (the “Paying Agent”). (Page 4)

•	How much are you offering to pay and what is the form of payment?

Pursuant to the Indenture, the Company will pay, in cash, a repurchase price (the “Repurchase Price”) of $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Repurchase Date, with respect to any and all Notes validly surrendered for repurchase and not withdrawn. (Page 4)

•	How will the Company fund the purchase of the Notes?

The Company intends to use available cash and/or borrowings under its revolving credit facility to fund the repurchase of the Notes. (Page 5)

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Repurchase Right. (Page 5)

•	Why are you making the offer?

The Company is required to make the offer pursuant to the terms of the Notes and the Indenture. (Page 4)

•	What does the board of directors of the Company think of the Repurchase Right?

Although the board of directors of the Company has approved the terms of the Repurchase Right included in the Indenture, the board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for repurchase. The Company is required to make the offer pursuant to the terms of the Notes and the Indenture. You must make your own decision whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender. (Page 4)

•	When does the Repurchase Right expire?

The Repurchase Right expires at 5:00 p.m., New York City time, on October 17, 2011 (the “Expiration Date”). The Company does not intend to extend the period Holders have to accept the Repurchase Right. (Page 4)

•	What are the conditions to the repurchase by the Company of the Notes?

Provided that the repurchase by the Company of the validly surrendered Notes is not unlawful, and provided that the Company remains in compliance with the terms of its credit facility, such repurchase will not be subject to any other conditions. (Page 4)

•	How do I deliver a Repurchase Notice and surrender my Notes?

To surrender your Notes for repurchase pursuant to the Repurchase Right, you must deliver the Repurchase Notice and related documents to the Paying Agent no later than 5:00 p.m., New York City time, on the Expiration Date. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL COMPANY REPURCHASE ELECTION TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

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A Holder whose Notes are held in certificated form must properly complete and execute the Repurchase Notice, and deliver such notice to the Paying Agent, with any other required documents, no later than 5:00 p.m., New York City time, on the Expiration Date. The Holder is required to deliver to the Paying Agent the certificate representing the Notes surrendered prior to receiving payment of the Repurchase Price.

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A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes on the Holder’s behalf.

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A Holder electronically transmitting his, her or its acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”) should do so no later than 5:00 p.m., New York City time, on the Expiration Date, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice. (Pages 6-7)

•	If I surrender my Notes, when will I receive payment for my Notes?

The Company will accept for payment all Notes subject to a validly delivered Repurchase Notice promptly upon expiration of the Repurchase Right. The Company will promptly forward to the Paying Agent, before 10:00 a.m., New York City time, on October 18, 2011, the funds required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will distribute such funds to the Holders promptly following the later of the Repurchase Date and the time of delivery of the Note to the Paying Agent by the Holder thereof in the manner required by the Indenture. (Pages 8)

•	Until what time can I withdraw a previously delivered Repurchase Notice?

You can withdraw a previously delivered Repurchase Notice at any time until 5:00 p.m., New York City time, on the Expiration Date. (Page 7)

•	How do I withdraw a previously delivered Repurchase Notice?

To withdraw a previously delivered Repurchase Notice, you must deliver an executed written notice of withdrawal substantially in the form attached hereto, or a facsimile of one, to the Paying Agent no later than 5:00 p.m., New York City time, on the Expiration Date.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Pages 7-8)

•	Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice before the expiration of the Repurchase Right, the Company will not repurchase your Notes and such Notes will remain outstanding, subject to their existing terms. (Page 6)

•	If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple thereof. (Page 6)

•	If I do not surrender my Notes for repurchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for repurchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Note into 68.7285 shares of Common Stock, subject to the terms, conditions and adjustments specified in the Indenture. (Page 5)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for repurchase in the Repurchase Right?

The receipt of cash in exchange for Notes pursuant to the Repurchase Right will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 10-11)

•	Who is the Paying Agent?

U.S. Bank National Association, the trustee for the Notes, is serving as Paying Agent in connection with the Repurchase Right. Its address and telephone number are set forth on the front cover page of this Notice of Repurchase Right. (Page 4)

•	Who can I talk to if I have questions about the Repurchase Right?

Questions and requests for assistance in connection with the surrender of the Notes for repurchase in this Repurchase Right may be directed to Corporate Trust Services, attention Specialized Finance, at U.S. Bank National Association at (800) 934-6802.

IMPORTANT INFORMATION CONCERNING THE REPURCHASE RIGHT

1. Information Concerning the Company. LeCroy Corporation, a Delaware corporation (the “Company”), is offering to repurchase for cash its 4.00% Convertible Senior Notes due 2026 (the “Notes”).

The Company develops, manufactures, sells and licenses high-performance oscilloscopes and communication protocol analyzers. The Company’s oscilloscopes are tools used by designers and engineers to measure and analyze complex electronic signals in order to develop high-performance systems, to validate electronic designs and to improve time to market. The Company currently offers seven families of real-time oscilloscopes, which address different solutions: LabMaster 9 Zi, a newly introduced highest performance oscilloscope family; WaveMaster, a high-performance product family; WavePro, which is targeted at the mid- to high-performance sector; WaveRunner, designed for the mid-performance sector; WaveSurfer, designed for users in the low bandwidth sector of the market; WaveJet, designed for value-oriented users in the low bandwidth sector of the market; and WaveAce, entry-level oscilloscope products. In addition to real-time oscilloscopes, the WaveExpert family consists of sampling oscilloscopes and modules. The Company’s protocol analyzers are tools used by designers and engineers to generate and monitor traffic over high speed serial data interfaces, including Fibre Channel, PCI Express, Serial ATA, Serial Attached SCSI (SAS), USB, DDR, SDRAM and others. The Company’s products are sold worldwide into a broad range of industry sectors, including Computer/Semiconductor/Consumer Electronics, Data Storage, Automotive/Industrial, Military/Aerospace and Telecommunication.

2. Information Concerning the Notes. The Notes were issued under an Indenture, dated October 12, 2006 (the “Indenture”), by and between the Company and U.S. Bank National Association (the “Paying Agent”). The Notes mature on October 15, 2026.

2.1 The Company’s Obligation to Repurchase the Notes. Pursuant to the terms of the Indenture and the Notes, unless earlier redeemed, the Company is obligated to repurchase all Notes validly surrendered for repurchase and not withdrawn, at the Holder’s option on October 15, 2011, October 15, 2016 and October 15, 2021 at a repurchase price of 100% of the principal amount of Notes, plus any accrued and unpaid interest to, but excluding, the Repurchase Date (as defined below).

This Repurchase Right will expire at 5:00 p.m., New York City time, on Monday, October 17, 2011 (the “Expiration Date”), the close of business on the first business day immediately after October 15, 2011 (the “Repurchase Date”). Provided that the repurchase by the Company of validly surrendered Notes is not unlawful, and provided that the Company remains in compliance with the terms of its credit facility, such repurchase will not be subject to any other conditions and will be made promptly after expiration of the Repurchase Right. The payment by the Company for validly tendered Notes is subject to the Payment Agent’s receipt of a validly and timely delivered Repurchase Notice and receipt of the certificate(s) representing the surrendered Notes.

2.2 Repurchase Price. Pursuant to the terms of the Indenture and the Notes, the repurchase price to be paid by the Company for the Notes (the “Repurchase Price”) promptly after the Repurchase Date is $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to but excluding the Repurchase Date. The Repurchase Price will be paid in cash with respect to any and all Notes for which a valid Repurchase Notice has been delivered and not withdrawn and for which a certificate representing the surrendered Notes has been delivered. If you are surrendering only a portion of your Notes for repurchase, such Notes will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or Common Stock (as defined below). Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and Common Stock (as defined below) before making a decision whether to surrender their Notes for repurchase.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Notes for repurchase pursuant to this Repurchase Notice. Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of current market value and other relevant factors.

2.3 Source of Funds. In the event any Notes are surrendered and accepted for payment, the Company intends to use available cash on hand and/or borrowings under its $75 million revolving credit facility (the “Revolving Credit Facility”) to pay the Repurchase Price for the Notes. Under the Revolving Credit Facility, the Company may borrow up to $75 million, which borrowed amounts are secured by all of the assets of the Company and its domestic subsidiaries, and is guaranteed by the domestic subsidiaries. As of September 7, 2011, the Company had approximately $4.3 million outstanding under the Revolving Credit Facility. The Revolving Credit Facility will bear interest at variable rates equal to, at the Company’s election, (a) a rate based on LIBOR or (b) Base Rate, as defined, plus a margin based on the total leverage ratio. The Revolving Credit Facility matures on August 8, 2016, and includes the right to increase the total revolving commitment to $90 million at any time prior to the maturity date, upon meeting certain covenants and conditions.

2.4 Conversion Rights of the Notes. The Notes are convertible into shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), in accordance with and subject to the terms of the Indenture and the Notes. Holders may convert their Notes into Common Stock of the Company prior to stated maturity only if (1) the sale price of the Common Stock reaches thresholds specified in the Indenture, (2) the Notes have been called for redemption or (3) corporate transactions specified in the Indenture occur. The Notes are not currently convertible into Common Stock. The conversion rate of the Notes as of September 7, 2011 is 68.7285 shares of Common Stock per $1,000 principal amount of the Notes, which is equivalent to a conversion price of $14.55 per share of Common Stock (subject to adjustment in accordance with the terms of the Indenture). The Paying Agent is currently acting as Conversion Agent for the Notes.

Holders that do not surrender their Notes for repurchase pursuant to the Repurchase Right will maintain the right to convert their Notes into Common Stock in accordance with and subject to the terms of the Indenture and the Notes. Any Notes as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn at or before 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 hereto.

2.5 Market for the Notes and Common Stock. There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes before making any decision with respect to the Repurchase Right. The Notes are held through the Depository Trust Company (“DTC”). As of September 7, 2011, there were $29,650,000 aggregate principal amount of Notes outstanding, and DTC was and is the sole record Holder of the Notes.

The Common Stock into which the Notes are convertible is listed on the NASDAQ Global Market under the symbol “LCRY.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NASDAQ Global Market.

	High	Low
Fiscal Year 2012
First Quarter (through September 6, 2011)	$12.75	$7.44
Fiscal Year ended July 2, 2011
First Quarter	$8.09	$4.71
Second Quarter	9.97	8.49
Third Quarter	15.78	11.17
Fourth Quarter	13.97	11.00
Fiscal Year ended July 3, 2010
First Quarter	$4.23	$3.51
Second Quarter	4.20	3.59
Third Quarter	5.07	3.56
Fourth Quarter	6.03	4.54

On September 6, 2011, the last reported sales price of the Common Stock on the NASDAQ Global Market was $8.05 per share. As of September 6, 2011, there were 16,509,176 shares of Common Stock outstanding. The Company urges you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to the Repurchase Right.

2.6 Redemption. The Notes are not redeemable by the Company before October 20, 2011. On or after that date, the Notes are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest on the Notes redeemed to (but excluding) the redemption date.

2.7 Designated Event. The Notes may be put to the Company for cash at the option of the Holder if there is a Designated Event (as defined in the Indenture) at a redemption price equal to 100% of the principal amount of the Notes repurchased, plus accrued and unpaid interest to (but excluding) the fundamental change repurchase date.

2.8 Ranking. The Notes are the Company’s direct, unsecured, senior obligations, equal in priority with all of the Company’s existing and future unsecured, senior indebtedness and senior in right of payment to any subordinated indebtedness that the Company may incur in the future.

3. Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase. Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly deliver and do not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on the Expiration Date and surrender their Notes for cancellation. Only registered Holders are authorized to deliver a Repurchase Notice to surrender their Notes for repurchase. Holders may surrender some or all of their Notes; however, if you are surrendering only a portion of your Notes, such Notes must be in $1,000 principal amount or an integral multiple thereof.

A Holder who is a DTC participant may elect to surrender to the Company his, her or its beneficial interest in the Notes by electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on the Expiration Date, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.

If Holders do not validly deliver and not withdraw a Repurchase Notice at or before 5:00 p.m., New York City time, on the Expiration Date, their Notes will remain outstanding, subject to the existing terms of the Notes.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE ELECTION TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

3.1 Method of Delivery. The method of delivery of the Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s PTS, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Repurchase Date to permit delivery to the Paying Agent no later than 5:00 p.m., New York City time, on the Expiration Date.

3.2 Repurchase Notice. Pursuant to the Indenture, the Repurchase Notice must contain:

•	the certificate number of the Notes being delivered for repurchase;

•	the portion of the principal amount of the Notes which will be delivered to be repurchased, which portion must be in principal amounts of $1,000 at maturity or an integral multiple thereof; and

•	a statement that such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and the Notes.

3.3 Delivery of Notes

Notes in Certificated Form. To receive the Repurchase Price, a Repurchase Notice must be validly delivered to the Paying Agent and not withdrawn at or before 5:00 p.m. New York City time on the Expiration Date and the Notes must be surrendered for repurchase on, before or after the Repurchase Date. The delivery of the Note is a condition to receipt by the Holder of the Repurchase Price for that Note.

Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his, her or its Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf.

Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his, her or its beneficial interest in the Notes by:

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electronically transmitting his, her or its acceptance through DTC’s PTS no later than 5:00 p.m., New York City time, on the Expiration Date, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and an agreement to be bound by the Repurchase Notice; and

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delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his, her or its beneficial interest in the Notes. Delivery of the beneficial interest in the Note is a condition to receipt by the Holder of the Repurchase Price for that Note.

The Notes and the Repurchase Notice must be delivered to the Paying Agent in the manner set forth herein to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE ELECTION TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

4. Right of Withdrawal. Repurchase Notices may be withdrawn at any time at or before 5:00 p.m., New York City time, on the Expiration Date. In order to withdraw a Repurchase Notice, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•	the principal amount of the Note in respect to which such notice of withdrawal is being submitted;

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the certificate number(s) (if such Note is held in other than Global Form) in respect of which such notice of withdrawal is being submitted, or the appropriate depositary information of the Note in respect of which such notice of withdrawal is being submitted is represented by a global note; and

•	the principal amount, if any, of such Notes which remain subject to the original Repurchase Notice and which have been or will be delivered to the Paying Agent for repurchase by the Company.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Notes have been surrendered for repurchase for the account of an Eligible Institution. Notes subject to any properly withdrawn Repurchase Notice will be deemed not validly surrendered for purposes of the Repurchase Right. Notes withdrawn from the Repurchase Right may be re-surrendered by following the Repurchase Notice procedures described in Section 3 above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE ELECTION TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5. Payment for Surrendered Notes. The Repurchase Price for any Notes with respect to which a valid Repurchase Notice has been delivered and not withdrawn shall be paid to the Holder promptly following the later of the Repurchase Date and the time of delivery of such Notes by the Holder thereof in the manner required by the Indenture. Each Holder of a beneficial interest in the Notes that has properly delivered a Repurchase Notice with respect to such beneficial interest through DTC and not validly withdrawn such delivery at or before 5:00 p.m., New York City time, on the Expiration Date, will receive the Repurchase Price promptly following the later of the Repurchase Date and the time of delivery of such Notes by the Holder thereof to the Paying Agent in the manner required by the Indenture.

Assuming all of the Notes are validly surrendered for repurchase and accepted for payment, the total amount of funds required by the Company to repurchase all of the Notes is $30,243,000 ($29,650,000 principal amount plus $593,000 in accrued and unpaid interest to, but excluding, the Repurchase Date). Tendered Notes will be repurchased with cash on hand or cash available under our revolving line of credit.

6. Notes Acquired. Any Notes repurchased by the Company pursuant to the Repurchase Right will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company

Except as otherwise described herein or in the Company’s reports filed with the Securities and Exchange Commission (the “SEC”) from time to time either before or after the date of this Schedule TO, the Company currently has no plans that would be material to a Holder’s decision to surrender the Notes for repurchase in the Repurchase Right that relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

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any material change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

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any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company, or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Except as otherwise disclosed below, to the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company has any beneficial interest in the Notes;

•	the Company will not repurchase any Notes from such persons; and

•	during the 60 days preceding the date of this Amended Notice of Repurchase Right, none of the Company or its officers, directors or affiliates has engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Amended Notice of Repurchase Right as Annex A.

In connection with services to the Company, each of the Company’s executive officers and directors is a party to stock option, stock unit or restricted stock plans or other arrangements involving the Common Stock. Except as described above, the Company is not and to the knowledge of the Company, none of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Repurchase Right or with respect to the Notes, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Purchases of Notes by the Company and Their Respective Affiliates. Each of the Company and its affiliates, including its executive officers and directors, are prohibited under applicable U.S. federal securities laws from repurchasing the Notes (or the right to repurchase the Notes) other than through the Repurchase Right until at least the tenth business day after the Repurchase Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price. Any decision to purchase Notes after the expiration of the Repurchase Right, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Repurchase Right, the market price of the Common Stock, the business and financial position of the Company, and general economic and market conditions.

10. Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Considerations. The following discussion, which is for general information only, is a summary of certain material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Repurchase Right. This discussion does not purport to be a complete analysis of all potential tax effects of the sale of the Notes pursuant to the Repurchase Right. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any such consequences. Moreover, this summary applies only to Holders that hold Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax exempt investors, broker-dealers, dealers or traders in securities and currencies, U.S. expatriates, persons holding the Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, investors that have elected mark-to-market accounting, partnerships (including, when used in this discussion, entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding the Notes, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A person that is a partner in a partnership holding the Notes should consult its own tax advisor regarding the tax consequences of surrendering the Notes pursuant to the Repurchase Right.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (including, when used in this discussion, any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; and (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Notes, other than a partnership, that is not a U.S. Holder as defined above.

U.S. Holders

Sale of the Notes. A sale of Notes by a U.S. Holder pursuant to the Repurchase Right will be a taxable transaction to such U.S. Holder for U.S. federal income tax purposes. A U.S. Holder that receives cash in exchange for Notes pursuant to the Repurchase Right will recognize taxable gain or loss equal to the difference between (i) the amount of cash received (less an amount equal to any accrued but unpaid interest), and (ii) the Holder’s adjusted tax basis in the Notes surrendered. A U.S. Holder’s adjusted tax basis in the Notes will generally equal the U.S. Holder’s cost of the Notes, reduced by any amortizable bond premium deducted with respect to the Notes, increased by any original issue discount or market discount previously included in income by such Holder with respect to such Notes. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder’s holding period in the Notes exceeds one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder who acquired Notes with market discount will generally be required to treat any gain recognized upon the sale of its Notes pursuant to the Repurchase Right as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder has included market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the “adjusted issue price” (the sum of the issue price of the Notes and the aggregate amount of original issue discount includible in gross income by all prior holders of the Notes) of the Notes at the time acquired by the Holder over the Holder’s initial tax basis in the Notes.

Non-U.S. Holders

Sale of the Notes. A Non-U.S. Holder that receives cash in exchange for the Notes pursuant to the Repurchase Right will realize capital gain or loss in an amount equal to the difference between (i) the amount of cash received (less an amount equal to any accrued but unpaid interest) and (ii) the Non-U.S. Holder’s adjusted tax basis in the Notes. Subject to the discussion below regarding the backup withholding requirements of the Code, any gain realized by a Non-U.S. Holder on the exchange generally will not be subject to U.S. federal income tax unless: (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, and, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

A non-U.S. holder described in clause (a) above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty. To claim the benefit of a treaty, a non-U.S. holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form). A non-U.S. holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in clause (b) above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Backup Withholding

A U.S. Holder who surrenders the Notes for repurchase will generally be subject to backup withholding at the rate of 28% of any gross payment if (a) such Holder fails to provide a Taxpayer Identification Number (Employer Identification Number or Social Note Number) or certification of exempt status, (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) has failed to certify under penalties of perjury that it is not subject to backup withholding. U.S. Holders electing to surrender Notes should complete the Substitute Form W-9 which is part of the Company Repurchase Notice and attach it to the Notes being surrendered.

If a non-U.S. Holder holds Notes through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may otherwise apply if the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Notes pursuant to the Repurchase Right.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability provided the required information is properly furnished to the Internal Revenue Service on a timely basis.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. The Company recommends that the Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering the Notes for repurchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Notes for repurchase.

11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street NE, Washington D.C. 20549. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e)(4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Repurchase Right. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below contain important information about the Company and its financial condition.

•	The Company’s annual report on Form 10-K for its fiscal year ended July 2, 2011;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	All documents filed with the SEC by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Amended Notice of Repurchase Right; and

•

The descriptions of Common Stock, Preferred Stock and any other securities the Company may sell, set forth in the Registration Statement on Form S-3 (File No. 333-169572) filed on September 24, 2010, including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Repurchase Right.

13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

14. Conflicts. In the event of any conflict between this Amended Notice of Repurchase Right and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to this Amended Notice of Repurchase Right. Each Holder must make his, her or its own decision whether to surrender his, her or its Notes for repurchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

LECROY CORPORATION

September 12, 2011

ANNEX A

BOARDS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and executive officers.

Name	Position Held
Thomas H. Reslewic	President, Chief Executive Officer and Director
Sean B. O’Connor	Vice President - Finance, Chief Financial Officer, Secretary and Treasurer
David C. Graef	Vice President and Chief Technology Officer
Roberto Petrillo	Worldwide Vice President of Sales
Conrad Fernandes	Vice President Sales - Asia Pacific
Walter O. LeCroy	Honorary Chairman of the Board
Allyn C. Woodward, Jr.	Chairman of the Board
Robert E. Anderson	Director
Robert W. Chlebek	Director
William G. Sheerer	Director
Norman R. Robertson	Director

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